Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT -

CLARIFICATION ANNOUNCEMENT

This announcement is published pursuant to Rules 13.09 and 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published an "Clarification Announcement of China Southern Airlines Company Limited" on Shanghai Stock Exchange, the full texts of the announcement are set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

11 January 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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Stock Short Name: China South Air	Stock Code: 600029	Notice No.: Lin 2017-002

Clarification Announcement of

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important Information:

•	China Southern Airlines Company Limited (the “Company”) noticed certain press articles recently published that CSAHC will push forward the mix-ownership reform in 2017.

•	According to the internal inspection carried out by the Company and the confirmation from its controlling shareholder, as at the date of this announcement, the Company and its controlling shareholder did not have any material information which should be disclosed but had not been disclosed.

The Company noticed certain press articles recently published that China Southern Air Holding Company (the “CSAHC”) will push forward the mix-ownership reform in 2017, with the emphasis on the possible ways of introducing the advanced internet enterprises, and operating cross shareholding or jointly establishing subsidiary with the global industry pioneers. According to the consultation with CSAHC, the Company would like to clarify the relevant matters as follows:

CSAHC has been actively exploring the mix-ownership reform according to the Opinions on Developing the Mixed Ownership Economy by State-owned Enterprises issued by the State Council, and has further mentioned to push forward the mix-ownership reform on the working meeting in early 2017. As of the date of this announcement, CSAHC hasn't formulated the detail plan of mix-ownership reform, and the mix-ownership reform will be only implemented by CSAHC itself and hasn't been involved the Company. The Company does not have any information that should be disclosed but had not been disclosed.

Please refer to the information as set out in the announcement of the Company. Investors are advised to exercise caution in dealing in the securities of the Company.

The Board of

China Southern Airlines Company Limited

11 January 2017

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